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                            October 13, 2022

       Gregory Vizirgianakis
       Chief Executive Officer
       Medinotec Inc.
       Northlands Deco Park
       10 New Market Street
       Stand 299 Avant Garde Avenue
       North Riding 2169

                                                        Re: Medinotec Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed September 29,
2022
                                                            File No. 333-265368

       Dear Gregory Vizirgianakis:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed September 29, 2022

       Description of Business
       Our Key Products, page 67

   1. We reissue comment 6 in part. Please provide us with the support for your statement that
                                                        Canada does not require
additional approval beyond knowledge that your medical device has obtained U.S. FDA
510(k) clearance.
 Gregory Vizirgianakis
FirstName
Medinotec LastNameGregory  Vizirgianakis
           Inc.
Comapany
October 13,NameMedinotec
            2022         Inc.
October
Page 2 13, 2022 Page 2
FirstName LastName
Index to Financial Statements, page 82

2. Please revise this page to correctly state the year ends that are presented in your Unaudited
         Consolidated Balance Sheets of Medinotec Group of Companies. Currently, the index states the period to be February 28, 2021 when it appears it should be February 28, 2022, as indicated on the Consolidated Balance Sheets on page F-26.
3. Please revise your financial statements for the Three Months Ended May 31, 2022 and
         May 31, 2021 to indicate that both periods presented are unaudited as your auditors did not opine on the combined financial statement information for these periods.
Medinotec Incorporated Group
For the Three Months Ended May 31, 2022 (Unaudited) and May 31, 2021
Note 12. Business Acquisitions
Acquisition of Disa Medinotec Proprietary Limited, page F-44

4. We reviewed your response and revised disclosure to our prior comments 8 and 9. It is not clear how the pro forma financial information provided in this footnote and the additional disclosures provided in MD&A complies with ASC 805-50-45-5. For instance, in your
         Results of Operations discussion for the Quarter Ended May 31, 2022 and 2021 regarding revenues, you state that for the quarter ending May 31, 2021 the DISA Medinotec
         Proprietary Limited showed revenue of $319,696 and Medinotec Group recorded revenue of $80,254 for the quarter ended May 31, 2021. It would appear that the revenue line item presented in the Consolidated Statement of Operations would combine the financial data of the previously separate entities in accordance with ASC 805-50-45-5. In addition, your
         Results of Operations discussion should compare the stated amounts that are presented in the financial statements. Please revise the financial statements and your Results of
         Operations discussion or explain to us your accounting treatment.

         Further, please explain what the difference between the table of revenues by product type for Q12022 of $325,638 doesn't agree with the revenue reported on the Consolidated
         Statement of Operations of $80,254 or the amount of revenues in your MD&A discussion of $319,696.
       You may contact Gary Newberry at 202-551-3761 or Sasha Parikh at 202-551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Alan Campbell at 202-551-4224 with any other questions.
 Gregory Vizirgianakis
Medinotec Inc.
October 13, 2022
Page 3



                                          Sincerely,

FirstName LastNameGregory Vizirgianakis   Division of Corporation Finance
                                          Office of Industrial Applications and
Comapany NameMedinotec Inc.
                                          Services
October 13, 2022 Page 3
cc:       Scott Doney, Esq.
FirstName LastName